[redacted]

13026253

SEC Mail Processing Section RECEIVED OCT 30 2013 Washington DC 193

DD 10/31/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/12 (MM/DD/YY) AND ENDING 8/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue - Suite 230
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Drimer 561-283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky P.A.
(Name – *if individual, state last, first, middle name*)

7280 West Palmetto Park Road - Suite 308N (Address) Boca Raton (City) FL (State) 33433 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DD 11/7/13

OATH OR AFFIRMATION

I, Marc Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______________, as of August 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPERT CAPITAL MARKETS INC.

FINANCIAL STATEMENTS

AUGUST 31, 2013

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Lampert Capital Markets, Inc.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Lampert Capital Markets, Inc. (the Company) as of August 31, 2013, and the related statements of operations, changes in shareholder's deficit and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lampert Capital Markets, Inc. as of August 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
October 24, 2013

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2013

ASSETS

Cash	$	11,343
Due from clearing brokers		68,410
Clearing deposits		100,000
Prepaid expenses		6,404
Loans receivable - related parties, net of $45,083 allowance		251,459
Property and equipment, net of accumulated depreciation of $59,043		-
Total assets	$	437,616

LIABILITIES AND SHAREHOLDERS' DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$	120,838
Commissions payable		33,019
Loan payable - related party		325,975
Total liabilities		479,832
Shareholders' deficit:		
Common stock, $0.0001 par value; 40,000 shares authorized 7,847 shares issued and outstanding		1
Additional Paid-in Capital		1,086,711
Accumulated deficit		(1,128,928)
Total shareholders' deficit		(42,216)
Total liabilities and shareholders' deficit	$	437,616

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 2013

Revenues:	
Commissions	$ 856,561
Trade and handling income	93,777
Other income	23,418
Total revenue	973,756
Expenses:	
Compensation and benefits	171,926
Clearing costs	133,377
Commissions	566,386
Regulatory fees	53,312
Communication costs	29,846
Professional fees	96,188
Taxes other than income tax	4,762
Travel and entertainment	8,953
Rent	108,000
Bad debt expense	636
Depreciation	11,498
Office expense	60,211
Total expenses	1,245,095
Net loss before interest expense and income taxes	(271,339)
Interest expense	17,700
Net loss before income taxes	(289,039)
Income tax expense	-
Net loss	$ (289,039)

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE YEAR ENDED AUGUST 31, 2013

	Common Stock - $0.0001 Par Value		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, August 31, 2012	34	$ -	848,200	$ (839,889)	$ 8,311
Sale of common stock	7,813	1	238,511	-	238,512
Net loss	-	-	-	(289,039)	(289,039)
Balance, August 31, 2013	7,847	$ 1	$ 1,086,711	$ (1,128,928)	$ (42,216)

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2013

Cash flows from operating activities:		
Net loss	$	(289,039)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		11,498
Bad debt expense		636
Loan payable interest accrual		17,700
Changes in assets and liabilities:		
(Increase) decrease in:		
Due from clearing brokers		1,626
Prepaid expenses		3,127
Increase in:		
Accounts payable and accrued expenses		37,975
Commissions and payroll taxes payable		(12,189)
Net cash used in operating activities		(228,666)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Increase in loans receivable		(22,307)
Proceeds from sale of shares		238,512
Net cash provided by financing activities		216,205
Net decrease in cash		(12,461)
Cash, beginning of year	$	23,804
Cash, end of year	$	11,343
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED AUGUST 31, 2013

Subordinated liabilities at September 1, 2012	$	308,275
Increases:		
Accrued Interest		17,700
Decreases:		-
Subordinated liabilities at August 31, 2013	$	325,975

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Lampert Capital Markets, Inc., (f/k/a ICM Capital Markets Ltd. or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998. The Company changed its name on December 14, 2012 from ICM Capital Markets Ltd. to Lampert Capital Markets, Inc.

Until July 23, 2013 customer accounts were cleared through Apex Financial Services, Inc., (Apex) during July the Company began transition to the clearing broker Wedbush Securities, Inc., (Wedbush); beginning August 1, 2013 the company cleared transactions only through Wedbush Securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. All property and equipment have been fully depreciated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates include depreciation for property and equipment and allowances for receivables.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments
We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company does not have level 2 or 3 assets.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At August 31, 2013 the Company had net capital of $25,896 which was $ $15,638 in excess of its required net capital of $10,258. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 5.94 to 1.

NOTE 4 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSITS

The Company clears all of its proprietary and customer securities transactions through Wedbush Securities, Inc. effective July 23, 2013 and prior to that date for the year until that date through Apex Financial Services, Inc. on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

NOTE 4 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSITS (CONTINUED)

As at August 31, 2013 the Company has a $39,908 receivable due from Wedbush and $28,502 receivable from Apex, which consists primarily of net commissions due from customer trades. These amounts totaled $68,410 as at August 31, 2013.

As required by its clearing organization, there are clearing deposits on account with Apex and Wedbush each in the amount of $50,000. The deposit would be held with Apex until the clearing broker transition is finalized. Total clearing deposits on account with clearing brokers totaled $100,000 as at August 31, 2013.

NOTE 5 – PROPERTY AND EQUIPMENT

At August 31, 2013, property and equipment consisted of the following. All property and equipment has been fully depreciated in this year.

	Estimated Life	
Office Furniture	5 Years	$ 19,982
Computer Equipment	3 Years	39,061
		59,043
Less: Accumulated Depreciation		(59,043)
		$ -0-

For the period ended August 31, 2013, depreciation expense amounted to $11,498.

NOTE 6 – LOANS RECEIVABLE – RELATED PARTIES

At August 31, 2013 net loans receivable totaled $251,459 which consisted primarily of loans to employees. The Company has set up a $45,083 allowance for doubtful accounts as several of the employees are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables. The loans are non-interest bearing and do not have a maturity date.

NOTE 7 – PREPAID EXPENSES

At August 31, 2013 the Company had prepaid expenses of $6,404 which were prepaid registration fee to FINRA.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions.The balances at times, may exceed federally insured limits.

NOTE 9 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, loans, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 10 – LOAN PAYABLE – RELATED PARTY

On October 15, 2008 the Company entered into a subordinated loan agreement with ICMC Holdings LLC, a related party. ICMC Holdings LLC is a related party through common ownership with the Company. The loan balance as at August 31, 2013 was $325,975 (which includes accrued interest), it carries an interest rate of 6% per annum, and an original maturity date of November 30, 2011. The loan was renewed on November 10, 2011 with a principal of $293,750 (representing the principal and accrued interest to that date) with a new maturity of November 30, 2014. Interest accrued on the loan as of August 31, 2013 totaled $32,225.

NOTE 11 – COMMITMENTS

On January 1, 2013 the Company entered into a rental agreement with Lampert Advisors, LLC, a related party, for office space. Monthly base rent is approximately $8,000. The company had previously rented these premises for $12,000 per month.

NOTE 12 – SHAREHOLDERS' EQUITY

All share information contained in this report gives retroactive effect to a 1 for 10 (1:10) reverse stock split of our outstanding common stock effective May 31, 2013. During the fiscal year, the Company sold 7,813 shares of common stock for $238,512 to shareholders at fair market value in negotiation with its shareholders, taking into consideration the Company's performance and continued operating losses. Lampert Advisors, LLC, which acquired majority ownership of the Company in fiscal year 2013, purchased 7,760 of these shares during this period.

NOTE 13 – INCOME TAXES

The Company uses the cash method of accounting for income tax purposes and had no taxable income for its year ended August 31, 2013. Accordingly, Management did not record current income tax expense or income tax payable at and for the year ended August 31, 2013.

At August 31, 2013 deferred tax assets included approximately $349,000 from tax net operating loss carry forwards and approximately $51,000 from accrual to cash adjustments. Management has established a full valuation allowance for its deferred tax asset due to the uncertainty that the deferred tax asset will be realized.

At August 31, 2013 the Company had approximately $ 871,000 in tax net operating loss carry forwards available to offset future taxable income.These losses, if unused, will expire through tax years ending August 31, 2033. There was a change in ownership during the year ended August 31, 2013. The availability and use of these losses may be limited in accordance with IRC Section 382.

As of August 31, 2013, tax years ending August 31, 2010, 2011 and 2012 were still open for examination under the statute of limitations.The Company's valuation allowance against its deferred tax assets increased by $112,000 during the year ended August 31, 2013.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2013 through October 24, 2013 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown above, the Company did not identify any other events or transactions that should be recognized or disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

LAMPERT CAPITAL MARKETS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2013

Net capital computation:

Total shareholder's deficit	$ (42,216)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	325,975
Total capital and allowable subordinated liabilities	283,759
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	6,404
Receivables from non customers	251,459
Total non-allowable assets	257,863
Net capital before haircuts on securities positions	25,896
Total haircuts on securities	-
Net capital	25,896
Required minimum capital	10,258
Excess net capital	$ 15,638

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 153,857
Ratio of aggregate indebtedness to net capital	5.94 to 1

Reconciliation:

Net capital, per unaudited August 31, 2013 FOCUS report, as filed	$ 30,153
Audit Adjustments	(4,257)
Net capital, per August 31, 2013 audited report, as filed	$ 25,896

LAMPERT CAPITAL MARKETS, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
AUGUST 31, 2013

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Lampert Capital Markets Inc. is claiming exemption due to the fact that all customer transactions are cleared through Apex Financial Services and Wedbush Securities on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Lampert Capital Markets, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on Lampert Capital Market's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempted provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
October 24, 2013

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Shareholders
Lampert Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period August 31, 2013, which were agreed to by Lampert Capital Markets, Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.The sufficiency of these procedures is solely the responsibility of those parties specified in this report.Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended August 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended August 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
October 24, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended August 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-052234
Lampert Capital Markets, Inc
Att: Nelson NG
477 Madison Ave Ste 230
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 1,617.05
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1,617.05
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,617.05
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,617.05
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lampert Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Controller
(Title)

Dated the 24 day of Oct, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 9/1, 20 12
and ending 8/31, 20 13
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 973,756
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	17,700
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	991,456
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	193,573
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	133,377
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,700	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6,967	
Enter the greater of line (i) or (ii)	17,700
Total deductions	344,650
2d. SIPC Net Operating Revenues	$ 646,806
2e. General Assessment @ .0025	$ 1,617.05
	(to page 1, line 2.A.)